EXHIBIT 99.1

Profound Medical Announces New CPT® Category 1 Codes from the AMA for TULSA to Treat Prostate Diseases

TORONTO, June 02, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, announced today that, with sponsorship and support from multiple physician specialty societies, the American Medical Association (“AMA”) has established three new Current Procedural Terminology (“CPT®’) Category 1 codes for MRI-Monitored Transurethral Ultrasound Ablation (“TULSA”) of prostate tissue, performed using Profound’s TULSA-PRO® system.

The first CPT® Code describes the complete TULSA procedure when furnished by a single physician, such as a urologist. The other two CPT codes each describe a part of the TULSA procedure when TULSA is furnished by two physicians, such as a urologist in collaboration with a radiologist.

“We are honored that the TULSA application was approved by the AMA’s CPT® Editorial Panel for Category I code status,” said Profound’s CEO and Chairman, Arun Menawat. “The establishment of these permanent codes specific to TULSA is a critical milestone for the broader adoption of the technology to treat prostate diseases in the United States. The application was independently sponsored and submitted without the direct involvement of Profound, which is a testament to the level of physician support for this new procedure. We would like to take this opportunity to thank the societies for their support, as well as the independent TULSA-PRO® users who provided their invaluable feedback. Looking forward, as we continue to work toward realizing TULSA’s full potential for a broad spectrum of patients with prostate disease, we believe having multiple distinct CPT® Category I codes for TULSA will give our physician users the flexibility to either do the entire procedure on their own, or collaborate and be reimbursed for their part of the service.”

The three new CPT® Category 1 codes and their descriptors covering the TULSA procedure will be included in a future edition of the CPT® Codebook and will be effective on January 1, 2025. In the meantime, U.S. hospitals performing the TULSA procedure on Medicare patients may continue to utilize HCPCS C code, C9734, established by the U.S. Centers for Medicare and Medicaid Services (CMS) for the Hospital Outpatient Prospective Payment System (“OPPS”). Effective January 1, 2023, reimbursement to a hospital billing under C9734 was increased to $13,048.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849